Filed pursuant to Rule 424(b)(3)

Registration No. 333-166849

ROGERS INTERNATIONAL RAW MATERIALS FUND, L.P.

SUPPLEMENT DATED MARCH 12, 2012

TO

THE PROSPECTUS AND DISCLOSURE DOCUMENT

DATED JUNE 22, 2011

This Supplement updates certain Commodity Futures Trading Commission required information contained in the Rogers International Raw Materials Fund, L.P. Prospectus and Disclosure Document dated June 22, 2011 and supersedes and replaces the Supplement dated December 19, 2011. All capitalized terms used in this Supplement have the same meaning as in the Prospectus unless specified otherwise. Prospective investors should review the contents of both this Supplement and the Prospectus carefully before deciding whether to invest in the Index Fund.

Exhibit I of this Supplement contains an updated version of the breakeven table of the Index Fund on page 5 of the Prospectus. Exhibit II contains an updated list of the Index components and their weightings as of January 31, 2012—replacing Greasy Wool with Milk Class III—on page 16 of the prospectus. Exhibit III contains an updated version of the performance record of the Index Fund on page 18 of the Prospectus. Exhibit IV contains updated information related to Beeland Management Company LLC, the Index Fund’s general partner, and updated biographies of the managing members of Beeland Management beginning on page 23 of the Prospectus. Exhibit V contains updated information regarding the Index Fund’s clearing broker beginning on page 31 of the Prospectus.

* * * * * * * * * *

All information in the Prospectus is current as of its date, except as updated hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

1

EXHIBIT I

Break-Even Point	To “break even” at the end of your first year of investment in the Index Fund, a $5,000 minimum investment in Series B units must earn approximately $257 in profits or approximately 5.13%, as shown in the table below.

The following table and explanatory notes set forth the basis for and calculation of the above figures. The table is based on the fees as described above for a $5,000 investment assuming that the Index Fund’s average annual net asset value is $50,000,000.

	SERIES B
Net Assets	First Year	Subsequent Years
Subscription Fee (1)	$100	—
General Partner's Management Fee (2)	49	50
Trailing Servicing Fee (3)	49	50
Brokerage Commissions, Exchange, NFA and Related Fees (4)	25	25
Operating Expenses (5)	41	41
Less Interest Income (6)	(8)	(8)
Amount of Trading Income Required for the Index Fund's Net Asset Value Per Unit (Redemption Value) at the End of One Year to Equal the Purchase Price Per Unit (7)	257	159
Break-even Percentage (7)	5.13%	3.17%

Explanatory Notes:

(1) Investors acquiring Series B units pay a subscription fee of 2.00% of the subscription amount.

(2) The general partner of the Index Fund receives a monthly management fee of 0.0833% of the net assets of the Index Fund as of the end of the preceding month (a 1% annual rate).

(3) Investors in Series B units pay a 1% per annum trailing servicing fee. Together and cumulatively, the subscription fee of 2%, trailing fee, and reimbursements for legal fees are not to exceed 10% of the gross offering proceeds of this offering.

(4) Brokerage commissions, exchange, clearinghouses and NFA fees and other trading fees are estimated at 0.50% of net assets of the Index Fund annually, not to exceed limitations set forth by the North American Securities Administrators guidelines for public commodity pools.

(5) Estimated on the basis of 2011 actual expenses at approximately 0.82% of net assets per year. Operating expenses include administrative expenses and expenses of third party suppliers of goods and services.

(6) Beeland Management estimates that the Index Fund will earn interest on approximately 100% of its assets at an estimated average blended rate of 0.15%.

(7) Calculated on the basis of assets actually invested in the Index Fund, that is, $4,900 for a minimum investment in Series B units during the first year and on the basis of $5,000 in subsequent years.

EXHIBIT II

Following is a chart listing the commodities, and their respective weightings, currently represented in the Index.

Rogers International Commodity Index®

List of Component Commodities

As of January 31, 2012

Commodity	Index Weight	Exchange	Currency
Crude Oil	21.00%	NYMEX	USD
Brent Oil	14.00%	ICE EU	USD
Wheat (CBOT)	4.75%	CBOT	USD
Corn	4.75%	CBOT	USD
Cotton	4.20%	ICE US	USD
Aluminum	4.00%	LME	USD
Copper	4.00%	LME	USD
Soybeans	3.35%	CBOT	USD
Gold	3.00%	COMEX	USD
Natural Gas	3.00%	NYMEX	USD
RBOB Gasoline	3.00%	NYMEX	USD
Soybean Oil	2.00%	CBOT	USD
Coffee	2.00%	ICE US	USD
Lead	2.00%	LME	USD
Live Cattle	2.00%	CME	USD
Silver	2.00%	COMEX	USD
Sugar	2.00%	ICE US	USD
Zinc	2.00%	LME	USD
Heating Oil	1.80%	NYMEX	USD
Platinum	1.80%	NYMEX	USD
Gas Oil	1.20%	ICE EU	USD
Cocoa	1.00%	ICE US	USD
Lean Hogs	1.00%	CME	USD
Lumber	1.00%	CME	USD
Milling Wheat	1.00%	NYSE Liffe	EUR
Nickel	1.00%	LME	USD
Rubber	1.00%	TOCOM	JPY
Tin	1.00%	LME	USD
Wheat (KCBT)	1.00%	KCBT	USD
Canola	0.75%	ICE CA	CAD
Rice	0.75%	CBOT	USD
Soybean Meal	0.75%	CBOT	USD
Orange Juice	0.60%	ICE US	USD
Oats	0.50%	CBOT	USD
Palladium	0.30%	NYMEX	USD
Rapeseed	0.25%	NYSE Liffe	EUR
Azuki Beans	0.15%	TGE	JPY
Milk Class III	0.10%	CME	AUS
TOTAL	100.00%

Key:

CBOT—Chicago Board of Trade

CME—Chicago Mercantile Exchange

COMEX—Commodity Exchange, Inc.

ICE—IntercontinentalExchange (Canada, Europe, United States)

KCBT—Kansas City Board of Trade

LME—London Metal Exchange

NYMEX—New York Mercantile Exchange

NYSE Liffe – global derivatives business of NYSE Euronext

TGE – Tokyo Grain Exchange

TOCOM – Tokyo Commodity Exchange

CAD – Canadian Dollar

EUR – Euro Currency

JPY – Japanese Yen

USD – United States Dollar

EXHIBIT III

PERFORMANCE HISTORY OF THE INDEX FUND

Pursuant to applicable CFTC rules, set forth below is the monthly performance of the Index Fund from January 1, 2007 through February 29, 2012. The first table below shows the performance of Series B units, offered pursuant to this prospectus and supplement, from November 1, 2010, the date they were initially issued, through February 29, 2012. The second table below shows the performance of the Series A units, the Index Fund’s initial series of units, which are no longer offered, from January 1, 2007 through February 29, 2012. The sole difference between Series A units and Series B units is that Series B units do not participate in recoveries stemming from the Refco bankruptcy described in the prospectus. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Rogers International Raw Materials Fund, L.P.

(January 1, 2007 – February 29, 2012)

Type of Pool:	Publicly offered, single advisor, no principal protection
Inception of Trading:	November 2001
Aggregate Gross Subscriptions from Inception (Series A and Series B units) :	$120,260,715
Total Net Asset Value of the Total Fund:	$36,195,951
Largest Monthly Draw-down:	25.10% (10/2008)
Worst Peak-to-Valley Draw-down:	59.81% (7/2008-2/2009)
Monthly Rates of Return – Series B (11/1/2010 – 2/29/2012)

	2012	2011	2010
January	3.16%	2.93%
February	4.12%	3.64%
March		2.14%
April		2.84%
May		-5.42%
June		-5.92%
July		2.09%
August		-0.49%
September		-14.22%
October		4.67%
November		-1.48%	-0.54%
December		-2.17%	10.79%
Compound rate of return	7.41%	-12.35%	10.19%
			(2 mos )

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Monthly Rates of Return – Series A (1/1/2007 – 2/29/2012)

	2012	2011	2010	2009	2008	2007*
January	3.16%	2.93%	-8.22%	-5.38%	3.11%	-3.10%
February	4.13%	3.65%	5.17%	-4.16%	12.41%	3.60%
March		2.14%	0.41%	4.69%	-5.67%	1.31%
April		2.84%	2.54%	1.51%	4.34%	0.23%
May		-5.42%	-9.89%	16.52%	3.72%	0.10%
June		-5.68%	-0.33%	-0.49%	8.33%	2.41%
July		2.09%	7.74%	2.15%	-9.50%	4.13%
August		0.46%	-3.02%	-1.61%	-7.04%	-2.61%
September		-14.22%	8.35%	0.16%	-13.78%	8.64%
October		4.67%	4.49%	5.58%	-25.11%	5.70%
November		-1.48%	-0.54%	4.14%	-11.60%	-2.31%
December		-2.16%	11.15%	1.04%	-7.72%	4.50%
Compound rate of return	7.42%	-11.26%	16.74%	24.99%	-43.19%	24.26%

“Largest Monthly Draw-down” is the largest negative monthly rate of return experienced by the Index Fund during the last five calendar years and year to date.

“Worst Peak-to-Valley Draw-down” is the greatest percentage decline in net asset value of an Index Fund unit without such net asset value being subsequently equaled or exceeded during the last five calendar years and year to date. For example, if the value of a unit dropped by 1% in each of January and February, rose 1% in March and dropped again by 2% in April, a “peak-to-valley draw-down” would be still continuing at the end of April in the amount of approximately (3)%, whereas if the value of the unit had risen by approximately 2% or more in March, the draw-down would have ended as of the end of February at the (2)% level.

Rate of Return for the Index Fund is the actual monthly rate of return recognized by the Index Fund as a whole, not that of any particular investor.

Performance information is calculated on an accrual basis in accordance with generally accepted accounting principles.

*Due to concerns related to the Index Fund’s assets encumbered by the bankruptcy of Refco Inc. and its affiliates, described in the prospectus, the Index Fund reduced its exposure to the Index by 10% from January 1, 2007 through August 31, 2007, and by 5% from September 1, 2007 through December 31, 2007. Beeland Management reduced its Management Fee by the same percentage amounts during those periods. Reduced exposure to the Index increased the Index Fund’s performance deviation from the Index, or “tracking error,” during these periods.

EXHIBIT IV

BEELAND MANAGEMENT; ADMINISTRATION

Updated information on Beeland Management and updated background information of the managing members of Beeland Management is set forth below.

The managing members of Beeland Management are Walter T. Price III and Allen D. Goodman. Neither Mr. Price nor Mr. Goodman have an ownership interest in Beeland Management. As of February 29, 2012, Beeland Management’s interest in the Index Fund constituted 1.17% of the total investment in the Index Fund ($423,228). No principal of Beeland Management holds an investment in the Index Fund. The business backgrounds of Messrs. Price and Goodman are set forth below.

The performance of the Index Fund can be found above on pages 3 and 4 of this Supplement and on page 17 of the prospectus.

Principals

Walter Thomas Price III, born in 1940, is a managing member of Beeland Management and has been registered as a principal since August 7, 2003 and as an associated person since June 6, 2005. He is also the founder and chairman of Price Asset Management, Inc., a CFTC registered commodity pool operator and commodity trading advisor (listed as a principal March 3, 1999 and registered as an associated person since May 3, 1999). Mr. Price founded Price Futures Group, an introducing broker and has been president, chief executive officer, principal and associated person, since June 29, 1995. He is also chairman of, and responsible for overseeing all trading decisions for, Price Capital Markets Inc., a registered commodity trading advisor with which he has been affiliated since February 1997 and listed as a principal and registered as an associated person since February 25, 1997. Mr. Price is a principal since July 28, 2004 and an associated person since October 18, 2004 of Uhlmann Price Securities LLC, a registered broker-dealer and selling agent for the Index Fund. He is also a principal and associated person of Atrium Securities Inc. effective February 7, 2012. Mr. Price is a graduate of the University of Texas and is also a licensed Financial Industry Regulatory Authority, Inc. (“FINRA”) principal.

Allen D. Goodman, born in 1970, is a managing member and the chief financial officer of Beeland Management, which he joined in November 2003 and of which he has been a listed principal since July 6, 2004. Mr. Goodman is also the chief financial officer of Price Asset Management, Inc., listed as a principal since June 15, 2001, Price Futures Group listed as a principal since April 21, 2008, and Fund Dynamics, LLC, a fund administration firm, with which he has been affiliated since November 2006. Mr. Goodman holds a B.A. degree from the University of Wisconsin and a M.S.A. in Accounting from DePaul University.

The majority interest in Beeland Management is held by the Paige A. Parker Trust and the minority interest by James B. Rogers. Ms. Parker and Mr. Rogers are principals of Beeland Management, although neither Ms. Parker nor Mr. Rogers participates in the management or operations of Beeland Management or the Index Fund.

EXHIBIT V

FUTURES COMMISSION MERCHANT, INTRODUCING BROKER

The Clearing Broker

The Index Fund has replaced MF Global as the Index Fund’s clearing broker and has selected ADM Investors Services (“ADMIS”) as its clearing broker. Price Futures Group continues to act as the Index Fund’s introducing broker. ADM is a wholly-owned subsidiary of the Archer Daniels Midland Company (NYSE:ADM), a Fortune 500 company with 30,000 employees around the globe. It is a registered futures commission merchant and is a member of the National Futures Association. Its main office is located at 141 W. Jackson Blvd., Suite 1600A, Chicago, IL 60604.

In the normal course of its business, ADMIS is involved in various legal actions incidental to its commodities business. None of these actions are expected either individually or in aggregate to have a material adverse impact on ADMIS. Neither ADMIS nor any of its principals have been the subject of any material administrative, civil or criminal actions within the past five years, except the CFTC Order entered on March 26, 2009. In this order, the CFTC finds that during 2002 to 2004, ADMIS lacked adequate procedures concerning post execution allocation of bunched orders and that it allowed an account manager to carry out post-execution allocations from one or more days after the day the trades were executed and that it failed to maintain certain records to identify orders subject to post execution allocation. The order imposes a remedial sanction of $200,000 and requires ADMIS to implement enhanced procedures for post execution allocation of trades.

MF Global Exposure

On October 31, 2011, MF Global reported to the SEC and CFTC possible deficiencies in customer segregated accounts held at the firm. As a result, the SEC and CFTC determined that a liquidation led by SIPC would be the safest and most prudent course of action to protect customer accounts and assets, and SIPC initiated the liquidation of MF Global under the Securities Investor Protection Act. The Index Fund held assets in customer segregated accounts on deposit as required to support futures positions at MF Global as of October 31, 2011, although the majority of the Index Fund’s assets were then, and are now, held in bank custody accounts.

On November 21, 2011 the liquidation Trustee for MF Global made a statement that the apparent shortfall in MF Global segregated funds could be as much as $1.2 billion. In light of the foregoing, and after consultation with professional advisors, the Managing Member made the decision to account for the Index Fund’s estimated exposure to such shortfall by taking a loss, in accordance with generally accepted accounting principals (GAAP), of 2.78% of the Index Fund, although there can be no assurance that any actual shortfall will not be greater than the Trustee’s estimate or that missing segregated funds will not be located reducing the estimated shortfall. If the Trustee’s estimated shortfall proves to understate the actual shortfall, all current Investors in the Index Fund will bear the additional loss, and if the Trustee’s estimate overstates any actual shortfall, all current Investors in the Index Fund will benefit from the reversal of the loss taken by the Index Fund.

As of the date of this Supplement, the Managing Member does not believe that the situation at MF Global will have any further material impact upon the operations of the Index Fund. Similarly, the Managing Member does not believe that the situation at MF Global will have any material impact upon the Index Fund’s ability to satisfy redemption requests at net asset value in accordance with GAAP or provide accurate Fund valuations to participants. Participants are cautioned however that there can be no assurances that the Index Fund will have immediate access to any of the assets for which a loss was not taken (approximately 5.00% of the Index Fund) that are encumbered in the MF Global liquidation and subject to a claims recovery process to be administered by the liquidation Trustee, or as to the actual final value of those assets pending final resolution of the MF Global liquidation. As such, redemptions will have a holdback of redemption proceeds commensurate with the percentage of Fund assets so encumbered pending completion of the MF Global liquidation or the Index Fund has otherwise received the full amount of its claims.

ACKNOWLEDGMENT OF RECEIPT OF THE

ROGERS INTERNATIONAL RAW MATERIALS FUND, L.P.

SUPPLEMENT

DATED MARCH 12, 2012 TO THE PROSPECTUS AND DISCLOSURE DOCUMENT

DATED JUNE 22, 2011

The undersigned hereby acknowledges that the undersigned has received a copy of the Rogers International Raw Materials Fund, L.P. Supplement dated March 12, 2012 to the Prospectus and Disclosure Document dated June 22, 2011.

INDIVIDUAL SUBSCRIBERS:	ENTITY SUBSCRIBERS:

(Name of Entity)

By:
Signature of Subscriber(s)
Title:
(Trustee, partner or authorized officer)

Dated: ____________, 20__

NOT FOR USE AFTER APRIL 30, 2012.